SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549




                            FORM 11-K




     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

          For fiscal year ended December 31, 2000


     [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

          For the transition period from___ to ___



     Commission file number:  1-13536



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Executive
Deferred Compensation Plan of Federated Department Stores, Inc.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Federated Department Stores, Inc.
                      7 West Seventh Street
                     Cincinnati, Ohio  45202

                              and

                      151 West 34th Street
                    New York, New York  10001


             EXECUTIVE DEFERRED COMPENSATION PLAN OF
                FEDERATED DEPARTMENT STORES, INC.
                      Financial Statements
            As of December 31, 2000 and 1999 and for
        the Years Ended December 31, 2000, 1999 and 1998


            With Independent Auditors' Report Thereon







            EXECUTIVE DEFERRED COMPENSATION PLAN OF
                FEDERATED DEPARTMENT STORES, INC.



                              Index



Independent Auditors' Report

Statements of Assets Available for Plan Benefits -
    December 31, 2000 and 1999

Statements of Changes in Assets Available for Plan Benefits -
    Years Ended December 31, 2000, 1999 and 1998

Notes to Financial Statements








                  Independent Auditors' Report




Pension and Profit Sharing Committee
Federated Department Stores, Inc.
Executive Deferred Compensation Plan of
Federated Department Stores, Inc.:

We have audited the accompanying statements of assets available for Plan benefits of the Executive Deferred Compensation Plan of Federated Department Stores, Inc. (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in assets available for Plan benefits for the years ended December 31, 2000, 1999, and 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for Plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in assets available for Plan benefits for the years ended December 31, 2000, 1999, and 1998 in conformity with accounting principles generally accepted in the United States of America.




                                     KPMG LLP



March 27, 2001




             EXECUTIVE DEFERRED COMPENSATION PLAN OF
                FEDERATED DEPARTMENT STORES, INC.

        Statements of Assets Available for Plan Benefits

                   December 31, 2000 and 1999


                                                         2000           1999

Receivable from Federated Department Stores, Inc. -
  Cash Credits                                        $14,402,587   $11,906,473

Federated Department Stores, Inc. common stock -
  Stock Credits                                        16,854,040    21,289,950

Assets available for plan benefits                    $31,256,627   $33,196,423




The accompanying notes are an integral part of these financial statements.




             EXECUTIVE DEFERRED COMPENSATION PLAN OF
                FEDERATED DEPARTMENT STORES, INC.

   Statement of Changes in Assets Available for Plan Benefits

                  Year Ended December 31, 2000


                                         Cash         Stock
                                        Credits       Credits        Total

Interest income                      $   825,287    $         -    $   825,287

Unrealized depreciation on
 Federated Department Stores,
 Inc. common stock                             -     (6,313,568)    (6,313,568)

Participant contributions              2,587,163      2,857,931      5,445,094

  Total additions (reductions)         3,412,450     (3,455,637)       (43,187)

Distributions                            916,336        980,273      1,896,609

Net additions (reductions) to
 assets available for plan benefits    2,496,114     (4,435,910)    (1,939,796)

Assets available for plan benefits:
  Beginning of year                   11,906,473     21,289,950     33,196,423
  End  of year                       $14,402,587    $16,854,040    $31,256,627


The accompanying notes are an integral part of these financial statements.





             EXECUTIVE DEFERRED COMPENSATION PLAN OF
                FEDERATED DEPARTMENT STORES, INC.

   Statement of Changes in Assets Available for Plan Benefits

                  Year Ended December 31, 1999


                                         Cash          Stock
                                        Credits       Credits          Total


Interest income                      $   557,418    $         -    $   557,418

Unrealized appreciation on
  Federated Department Stores,
  Inc. common stock                            -      2,843,935      2,843,935

Participant contributions              2,711,728      2,612,811      5,324,539

 Total additions                       3,269,146      5,456,746      8,725,892

Distributions                            356,839        621,241        978,080

Net additions to assets available
 for plan benefits                     2,912,307      4,835,505      7,747,812

Assets available for plan benefits:
  Beginning of year                    8,994,166     16,454,445     25,448,611
  End  of year                       $11,906,473    $21,289,950    $33,196,423



The accompanying notes are an integral part of these financial statements.





             EXECUTIVE DEFERRED COMPENSATION PLAN OF
                FEDERATED DEPARTMENT STORES, INC.

   Statement of Changes in Assets Available for Plan Benefits

                  Year Ended December 31, 1998



                                         Cash          Stock
                                        Credits       Credits          Total


Interest income                       $   390,705   $         -    $   390,705

Unrealized appreciation on
   Federated Department Stores,
   Inc. common stock                            -       178,156        178,156

Participant contributions               2,132,791     3,157,954      5,290,745

 Total additions                        2,523,496     3,336,110      5,859,606

Distributions                             393,213     1,027,053      1,420,266

Net additions to assets available
 for plan benefits                      2,130,283     2,309,057      4,439,340

Assets available for plan benefits:
  Beginning of year                     6,863,883    14,145,388     21,009,271
  End  of year                         $8,994,166   $16,454,445    $25,448,611



The accompanying notes are an integral part of these financial statements.








             EXECUTIVE DEFERRED COMPENSATION PLAN OF
                FEDERATED DEPARTMENT STORES, INC.

                  Notes to Financial Statements

                December 31, 2000, 1999 and 1998


1.   Description of the Plan

  The following brief description of the Executive Deferred Compensation Plan of Federated Department Stores, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

  General

  The Plan is sponsored by Federated Department Stores, Inc. (the "Company"). The Plan was established to enable key employees of the Company to defer compensation for personal income tax purposes. The nonqualified Plan was adopted in 1993 and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is not subject to income taxation.

  Eligibility and Vesting

  The Plan covers key employees, as designated by the Company.
  Participation is voluntary and participants can elect to make contributions to the Plan. Participants are 100% vested in the Plan at all times.

  Participant Accounts

  An account is maintained for each participant in the Plan which shows the participant's separate interest in the Cash Credit and Stock Credit portions of the Plan. If a Cash Credit is elected, the participant's account shall be credited, as of the end of each calendar quarter, with the dollar amount of deferred compensation. At the end of each calendar quarter, the Cash Credit account shall be credited with interest at a rate equal to one-quarter of the percent per annum on United States Five-Year Treasury Bills as of the last day of such calendar quarter. If a Stock Credit is elected, the participant's account shall be credited, as of the end of each calendar quarter, with a stock equivalent which shall be the number of full shares of common stock of the Company that is transferred to or purchased by the Grantor Trust (defined later) with the amount of deferred compensation and with the dollar amount of any part of such credit that is not convertible into a full share. At the end of each calendar quarter, the Stock Credit account shall be credited with a dividend equivalent as declared by the Company, if any, upon each share of common stock during such calendar quarter.

  Participants are eligible for distribution of their benefits upon retirement, death, termination of service, in the event of a designated change of control of the Company and in the event of immediate unexpected financial needs of the participant, as the Plan is not subject to the hardship rules of Section 401 of the Internal Revenue Code. Participants, prior to termination, may request to receive the balance of their cash and stock credit accounts in one to fifteen approximately equal installments. Such requests are subject to committee approval.






             EXECUTIVE DEFERRED COMPENSATION PLAN OF
                FEDERATED DEPARTMENT STORES, INC.

            Notes to Financial Statements - Continued

                December 31, 2000,  1999 and 1998


  Grantor Trust

  The Company established a Grantor (Rabbi) Trust, a wholly owned subsidiary of the Company, intended to meet the safe harbor provisions of RevProc 92-64, for the benefit of participants' Stock Credits under the Plan. The Trust shall be governed by and subject to the terms of a trust agreement entered into between the Company, as grantor, and the trustee.

2.   Summary of Significant Accounting Policies

  a) Basis of Presentation

     The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

  b) Investments

     The Plan's investments consist of receivables from the Company and common stock of the Company, both of which exceed 5% of assets available for plan benefits. The Company maintains separate book accounts for the benefit of each Plan participant and periodically credits such accounts for deferred compensation, interest income and withdrawals. Stock holdings are recorded at their cost at the time of purchase and are presented at their fair market values.
     The stock credits had a cost basis of $16,090,951 and $14,075,554 at December 31, 2000 and December 31, 1999,
     respectively.

  c) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

3.   Plan Termination

  Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, all sums credited to individual accounts would be distributed to participants.

4.   Administrative Expenses

  All administrative costs of  the Plan are borne by the Company.




             EXECUTIVE DEFERRED COMPENSATION PLAN OF
                FEDERATED DEPARTMENT STORES, INC.

            Notes to Financial Statements - Continued

                December 31, 2000,  1999 and 1998


Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Executive Deferred Compensation Plan of Federated Department Stores, Inc.) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    Executive Deferred Compensation Plan of
                                    FEDERATED DEPARTMENT STORES, INC.




Dated  March 30, 2001               By:  /s/ Ronald W. Tysoe
                                    Ronald W. Tysoe, Member
                                    Pension and Profit Sharing Committee
                                    Federated Department Stores, Inc.